82-4211

Grupo
CONTINENTAL
S.A.

RECEIVED
2007 JUL 31 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 26th, 2007.

07025606

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 13) of Grupo Continental, S.A.B., as of June 30th, 2007.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.B. (file number 82-4211).

Very truly yours,

PROCESSED
AUG 02 2007
THOMSON
FINANCIAL

Miguel Angel Rábago Vite
Chief Financial Officer

Encl.
MARV'stc
GC'1459

Avenida Hidalgo 2303 ° C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ° C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ° Fax: (833) 241-2577

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

BALANCE GENERAL

RECEIVED

AL 30 DE JUNIO DE 2007 Y 2006 CONSOLIDADO

(MILES DE PESOS) 2007 JUL 31 A 10: Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	9,404,520	100	8,834,546	100
s02	ACTIVO CIRCULANTE	2,883,798	31	2,373,423	27
s03	EFECTIVO E INVERSIONES TEMPORALES	1,519,397	16	1,143,793	13
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	419,747	4	358,344	4
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	76,364	1	137,849	2
s06	INVENTARIOS	822,822	9	733,437	8
s07	OTROS ACTIVOS CIRCULANTES	45,468	0	0	0
s08	ACTIVO A LARGO PLAZO	1,024,458	11	1,052,073	12
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	976,021	10	1,015,728	11
s11	OTRAS INVERSIONES	48,437	1	36,345	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4,826,577	51	4,679,945	53
s13	INMUEBLES	3,296,167	35	3,194,065	36
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	3,150,244	33	3,076,086	35
s15	OTROS EQUIPOS	3,168,270	34	3,018,905	34
s16	DEPRECIACION ACUMULADA	4,815,948	51	4,621,578	52
s17	CONSTRUCCIONES EN PROCESO	27,844	0	12,467	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	521,119	6	521,316	6
s19	OTROS ACTIVOS	148,568	2	207,789	2
s20	PASIVO TOTAL	2,134,213	100	2,139,262	100
s21	PASIVO CIRCULANTE	973,271	46	940,812	44
s22	PROVEEDORES	478,188	22	398,630	19
s23	CREDITOS BANCARIOS	0	0	0	0
s24	CREDITOS BURSATILES	0	0	0	0
s103	OTROS CREDITOS CON COSTO	0	0	0	0
s25	IMPUESTOS POR PAGAR	173,643	8	184,020	9
s26	OTROS PASIVOS CIRCULANTES SIN COSTO	321,440	15	358,162	17
s27	PASIVO A LARGO PLAZO	0	0	0	0
s28	CREDITOS BANCARIOS	0	0	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS CON COSTO	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO SIN COSTO	1,160,942	54	1,198,450	56
s33	CAPITAL CONTABLE	7,270,307	100	6,695,284	100
s34	CAPITAL CONTABLE MINORITARIO	7,519	0	5,420	0
s35	CAPITAL CONTABLE MAYORITARIO	7,262,788	100	6,689,864	100
s36	CAPITAL CONTRIBUIDO	963,984	13	963,984	14
s79	CAPITAL SOCIAL PAGADO	924,560	13	924,560	14
s39	PRIMA EN VENTA DE ACCIONES	39,424	1	39,424	1
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	6,298,804	87	5,725,880	86
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,262,231	114	7,632,150	114
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,963,427)	(27)	(1,906,270)	(28)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL | TRIMESTRE: 2 | AÑO: 2007

GRUPO CONTINENTAL, S.A.

BALANCE GENERAL

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	1,519,397	100	1,143,793	100
s46	EFECTIVO	85,850	6	60,485	5
s47	INVERSIONES TEMPORALES	1,433,547	94	1,083,308	95
s07	OTROS ACTIVOS CIRCULANTES	45,468	100	0	0
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	45,468	100	0	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	521,119	100	521,316	100
s48	GASTOS AMORTIZABLES (NETO)	593	0	790	0
s49	CREDITO MERCANTIL	520,526	100	520,526	100
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	148,568	100	207,789	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	144,893	98	205,027	99
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	3,675	2	2,762	1
s21	PASIVO CIRCULANTE	973,271	100	940,812	100
s52	PASIVOS EN MONEDA EXTRANJERA	22,365	2	26,431	3
s53	PASIVOS EN MONEDA NACIONAL	950,906	98	914,381	97
s26	OTROS PASIVOS CIRCULANTES SIN COSTO	321,440	100	358,162	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	321,440	100	358,162	100
s27	PASIVO A LARGO PLAZO	0	0	0	0
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO SIN COSTO	1,160,942	100	1,198,450	100
s66	IMPUESTOS DIFERIDOS	805,853	69	853,700	71
s91	PASIVOS LABORALES	355,089	31	344,750	29
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	924,560	100	924,560	100
s37	NOMINAL	15,000	2	15,000	2
s38	ACTUALIZACION	909,560	98	909,560	98

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

BALANCE GENERAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,262,231	100	7,632,150	100
s93	RESERVA LEGAL	50,941	1	50,941	1
s43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	7,297,130	88	6,622,247	87
s45	RESULTADO DEL EJERCICIO	764,160	9	808,962	11
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,963,427)	100	(1,906,270)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(849,733)	43	(792,576)	42
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(1,113,694)	57	(1,113,694)	58
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

BALANCE GENERAL

DATOS INFORMATIVOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
s72	CAPITAL DE TRABAJO	1,910,527	1,432,611
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	63	63
s75	NUMERO DE EMPLEADOS (*)	4,982	4,959
s76	NUMERO DE OBREROS (*)	8,975	8,817
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	750,000,000
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

CONSOLIDADO

DEL 1 DE ENERO AL 30 DE JUNIO DE 2007 Y 2006

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	5,819,676	100	5,785,861	100
r02	COSTO DE VENTAS	2,760,638	47	2,708,204	47
r03	UTILIDAD (PERDIDA) BRUTA	3,059,038	53	3,077,657	53
r04	GASTOS GENERALES	2,093,003	36	1,994,503	34
r05	UTILIDAD (PERDIDA) DESPUES DE GTOS. GRALES.	966,035	17	1,083,154	19
r08	OTROS INGRESOS Y (GASTOS), NETO	(60,986)	(1)	(95,311)	(2)
r06	RESULTADO INTEGRAL DE FINANCIAMIENTO	51,505	1	74,590	1
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. NO CONSOLIDADAS Y ASOC.	83,841	1	66,288	1
r48	PARTIDAS NO ORDINARIAS	0	0	0	0
r09	UTILIDAD (PERDIDA) ANTES DE IMPUESTOS A LA UTILIDAD	1,040,395	18	1,128,721	20
r10	IMPUESTOS A LA UTILIDAD (1)	274,823	5	319,573	6
r11	UTILIDAD (PÉRDIDA) ANTES DE LAS OPERACIONES DISCONTINUADAS	765,572	13	809,148	14
r14	OPERACIONES DISCONTINUADAS	0	0	0	0
r18	UTILIDAD (PERDIDA) NETA CONSOLIDADA	765,572	13	809,148	14
r19	PARTICIPACION DE LOS ACCIONISTAS MINORITARIOS EN LA UTILIDAD (PERDIDA) NETA	1,412	0	186	0
r20	PARTICIPACION DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PERDIDA) NETA	764,160	13	808,962	14

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	5,819,676	100	5,785,861	100
r21	NACIONALES	5,819,563	100	5,785,611	100
r22	EXTRANJERAS	113	0	250	0
r23	CONVERSION EN DOLARES (***)	10	0	22	0
r08	OTROS INGRESOS Y (GASTOS), NETO	(60,986)	100	(95,311)	100
r49	OTROS INGRESOS Y (GASTOS), NETO	43,524	(71)	20,956	(22)
r34	P.T.U. CAUSADA	109,122	(179)	118,854	(125)
r35	P.T.U. DIFERIDA	(4,612)	8	(2,587)	3
r06	RESULTADO INTEGRAL DE FINANCIAMIENTO	51,505	100	74,590	100
r24	INTERESES PAGADOS	6,038	12	6,396	9
r42	UTILIDAD (PERDIDA) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	47,606	92	49,409	66
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	UTILIDAD (PERDIDA) EN CAMBIOS NETO	20,197	39	42,222	57
r28	RESULTADO POR POSICION MONETARIA	(10,260)	(20)	(10,645)	(14)
r10	IMPUESTOS A LA UTILIDAD (1)	274,823	100	319,573	100
r32	IMPUESTO CAUSADO	294,093	107	312,440	98
r33	IMPUESTO DIFERIDO	(19,270)	(7)	7,133	2

(***) DATOS EN MILES DE DOLARES AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE QUE SE REPORTA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
r36	VENTAS TOTALES	5,923,793	5,875,067
r37	RESULTADO FISCAL DEL EJERCICIO	1,058,653	1,089,114
r38	VENTAS NETAS (**)	11,568,649	11,520,232
r39	RESULTADO DE OPERACIÓN (**)	1,880,289	2,015,306
r40	PARTICIPACIÓN DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA(**)	1,563,570	1,462,866
r41	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA(**)	1,565,670	1,460,062
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	176,354	170,335

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2007 Y 2006

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	3,214,459	100	3,202,625	100
rt02	COSTO DE VENTAS	1,493,625	46	1,499,160	47
rt03	UTILIDAD (PERDIDA) BRUTA	1,720,834	54	1,703,465	53
rt04	GASTOS GENERALES	1,041,418	32	1,029,944	32
rt05	UTILIDAD (PERDIDA) DESPUES DE GTOS. GRALES.	679,416	21	673,521	21
rt08	OTROS INGRESOS Y (GASTOS), NETO	(62,321)	(2)	(58,923)	(2)
rt06	RESULTADO INTEGRAL DE FINANCIAMIENTO	14,429	0	40,610	1
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. NO CONSOLIDADAS Y ASOC.	33,126	1	34,010	1
rt48	PARTIDAS NO ORDINARIAS	0	0	0	0
rt09	UTILIDAD (PERDIDA) ANTES DE IMPUESTOS A LA UTILIDAD	664,650	21	689,218	22
rt10	IMPUESTOS A LA UTILIDAD (1)	191,403	6	197,420	6
rt11	UTILIDAD (PERDIDA) ANTES DE LAS OPERACIONES DISCONTINUADAS	473,247	15	491,798	15
rt14	OPERACIONES DISCONTINUADAS	0	0	0	0
rt18	UTILIDAD (PERDIDA) NETA CONSOLIDADA	473,247	15	491,798	15
rt19	PARTICIPACION DE LOS ACCIONISTAS MINORITARIOS EN LA UTILIDAD (PERDIDA) NETA	229	0	(373)	0
rt20	PARTICIPACION DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PERDIDA) NETA	473,018	15	492,171	15

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	3,214,459	100	3,202,625	100
rt21	NACIONALES	3,214,420	100	3,202,392	100
rt22	EXTRANJERAS	39	0	233	0
rt23	CONVERSION EN DOLARES (***)	4	0	20	0
rt08	OTROS INGRESOS Y (GASTOS), NETO	(62,321)	100	(58,923)	100
rt49	OTROS INGRESOS Y (GASTOS), NETO	9,205	(15)	13,339	(23)
rt34	P.T.U. CAUSADA	73,954	(119)	72,814	(124)
rt35	P.T.U. DIFERIDA	(2,428)	4	(552)	1
rt06	RESULTADO INTEGRAL DE FINANCIAMIENTO	14,429	100	40,610	100
rt24	INTERESES PAGADOS	3,479	24	3,645	9
rt42	UTILIDAD (PERDIDA) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	20,070	139	24,160	59
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	UTILIDAD (PERDIDA) EN CAMBIOS NETO	(5,006)	(35)	19,455	48
rt28	RESULTADO POR POSICION MONETARIA	2,844	20	640	2
rt10	IMPUESTOS A LA UTILIDAD (1)	191,403	100	197,420	100
rt32	IMPUESTO CAUSADO	205,576	107	189,704	96
rt33	IMPUESTO DIFERIDO	(14,173)	(7)	7,716	4

(***) DATOS EN MILES DE DOLARES AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE QUE SE REPORTA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	88,754	87,952

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS

CONSOLIDADO

DEL 1 DE ENERO AL 30 DE JUNIO DE 2007 Y 2006

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c01	UTILIDAD (PERDIDA) NETA CONSOLIDADA	765,572	809,148
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	125,694	120,332
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	891,266	929,480
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	109,682	91,734
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	1,000,948	1,021,214
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	56,461	101,757
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(933,489)	(1,359,869)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(877,028)	(1,258,112)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(246,867)	(187,850)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(122,947)	(424,748)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,642,344	1,568,541
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,519,397	1,143,793

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	125,694	120,332
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO *	176,354	170,335
c41	+ (-) OTRAS PARTIDAS	(50,660)	(50,003)
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	109,682	91,734
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(50,270)	(30,961)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(49,029)	11,473
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	123,851	(4,407)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	85,130	115,629
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	56,461	101,757
c23	+ FINANCIAMIENTOS BANCARIOS	0	0
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	56,871	102,298
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(410)	(541)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(933,489)	(1,359,869)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	(933,489)	(1,359,869)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(246,867)	(187,850)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(241,449)	(187,566)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(5,418)	(284)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

DATOS POR ACCION

INFORMACION CONSOLIDADA Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE		TRIMESTRE AÑO ANTERIOR IMPORTE	
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 2.08		$ 1.95	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ 0.00		$ 0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$ 0.00		$ 0.00	
d04	UTILIDAD (PERDIDA) ANTES DE OPERACIONES DISCONTINUADAS POR ACCION ORDINARIA (**)	$ 2.08		$ 1.95	
d05	EFECTO DE OPERACIONES DISCONTINUADAS SOBRE LA UTILIDAD (PERDIDA) POR ACCION (**)	$ 0.00		$ 0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$ 9.68		$ 8.92	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ 1.25		$ 1.75	
d10	DIVIDENDO EN ACCIONES POR ACCION	0.00	acciones	0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	2.48	veces	2.17	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	11.51	veces	9.91	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	0.00	veces	0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL — TRIMESTRE: 2 — AÑO: 2007

GRUPO CONTINENTAL, S.A.

RAZONES Y PROPORCIONES

CONSOLIDADO — Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	13.15	%	13.98	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	21.52	%	21.86	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	16.64	%	16.52	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	58.63	%	108.09	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(1.34)	%	(1.31)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.23	veces	1.30	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.39	veces	2.46	veces
p08	ROTACION DE INVENTARIOS(**)	6.68	veces	7.42	veces
p09	DIAS DE VENTAS POR COBRAR	11.28	dias	9.69	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	22.69	%	24.21	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.29	veces	0.31	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	1.04	%	1.23	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	159.99	veces	169.34	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	5.42	veces	5.38	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.96	veces	2.52	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.11	veces	1.74	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.35	veces	1.10	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	156.11	%	121.57	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	15.31	%	16.06	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	1.88	%	1.58	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	165.77	veces	159.66	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(6.43)	%	(8.08)	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	106.43	%	108.08	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	97.80	%	99.84	%

(**) INFORMACION ULTIMOS DOCE MESES

ESCENARIO ECONÓMICO

El pasado mes de junio se presentó el Proyecto de Reforma Fiscal para 2008 por el Ejecutivo Federal, considerado por algunos analistas financieros como una reforma fiscal gradual y no integral, ya que no incluye modificaciones a las leyes que norman el sector energético. Esta iniciativa incluye el pago de mayores impuestos de los contribuyentes actuales, sin considerar reformas que amplíen la base de los mismos; será hasta el segundo semestre del año cuando conozcamos el proyecto definitivo.

La economía mexicana ha logrado mantenerse estable durante el primer semestre, gracias a que los Estados Unidos han tenido un comportamiento económico mejor de lo esperado. El indicador de riesgo-país ha llegado a los niveles más bajos de su historia; la inflación se ha mantenido prácticamente controlada; y las tasas de interés han mostrado un ligero incremento. El tipo de cambio no ha sufrido variaciones importantes apoyado, en parte, por los precios del barril de petróleo, que se mantienen a la alza.

De acuerdo a nuestro plan estratégico y sustentados con el Proyecto UNO, seguimos fortaleciendo nuestra relación con The Coca-Cola Company, impulsando conjuntamente nuestras marcas principales de refrescos, agua embotellada y bebidas no carbonatadas.

El pasado 17 de julio, la Comisión Federal de Competencia tomó la decisión de aprobar a The Coca-Cola Company y Coca-Cola FEMSA la compra de Jugos del Valle. A la fecha, no ha notificado la resolución final, que estará sujeta a ciertas condiciones. Esta transacción agregará valor al Sistema Coca-Cola en el segmento de bebidas no carbonatadas.

De acuerdo con el nuevo modelo de Bebidas no Carbonatadas que hemos negociado con The Coca-Cola Company, los productos de Jugos del Valle se incorporarían a nuestro portafolio de este segmento.

LA OPERACIÓN Y SUS RESULTADOS

El volumen de ventas del semestre, incluyendo bonificaciones y muestreos ascendió a 201 millones de cajas unidad, que representa un 2.9% más de lo que vendimos en el primer semestre del año anterior.

Como resultado de la administración de ingresos y mezcla de presentaciones, el precio promedio por caja unidad, sin incluir garrafón y bidón fue de $37.85.

Dentro de nuestro programa de imagen destacan las campañas; la Décima Copa Coca-Cola de fútbol, con la participación de más de 88 mil jóvenes de todo el país, la Rockola Coca-Cola y el programa Konec-t Coca-Cola.

Se realizaron además las campañas de Vasos Apilables, Tags Coca Cola y Recetarios Coca-Cola dirigidas al consumidor y la de detallista seguro.

Dentro de los lanzamientos de nuevos productos realizados en este primer semestre, el más destacable es el de Coca-Cola Zero, que contribuyó con un volumen incremental de 1.9 millones de cajas unidad.

RECURSOS DE CAPITAL

Las inversiones en infraestructura ascendieron a 223 millones de pesos, las cuales se realizaron con el flujo de operación, sin recurrir a contratación de deuda.

LIQUIDEZ

Los estados financieros muestran la excelente liquidez que guarda el negocio, la cual se refleja en la fortaleza financiera y operativa de la empresa.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A.B.(la Compañía) es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

A continuación se resumen las políticas de contabilidad más importantes, de acuerdo con las normas de información financiera aplicables:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo consiste en depósitos en cuentas bancarias que no generan interés. Las inversiones temporales corresponden a inversiones de renta fija a corto plazo cuyo vencimiento original es menor a tres meses. Estas inversiones se expresan al costo más los rendimientos devengados. El valor así determinado es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones en donde la Compañía no tiene influencia significativa se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas y se actualiza aplicando a los importes históricos, factores derivados del INPC. De acuerdo con las disposiciones del Boletín B-7, Adquisiciones de negocios, vigente a partir del 1° de enero de 2005, este crédito mercantil está sujeto a la prueba de deterioro mencionada en el siguiente inciso.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, Deterioro en el valor de los activos de larga duración y su disposición. Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. En el plan de pensiones de dos subsidiarias, la edad de retiro es de 65 años, debiendo tener como mínimo 15 años de servicio. El plan de estas dos empresas es de contribución definida, en el cual las subsidiarias y los colaboradores

aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

A partir de 2005, el Boletín D-3, Obligaciones laborales, estableció la necesidad de realizar una valuación actuarial para estimar el pasivo que representarán los pagos por la terminación de la relación laboral (indemnización legal) por causas distintas de reestructuración.

El costo de las primas de antigüedad, de la indemnización legal y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4,Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

k) Uso de estimaciones

La preparación de estados financieros de acuerdo con las normas de información financiera, requiere el uso de estimaciones confiables de eventos que no son susceptibles de ser cuantificados con exactitud a la fecha de emisión de los estados financieros. Los resultados reales podrían diferir de las estimaciones realizadas.

l) Transacciones en dólares
(Ver anexo "Posición monetaria en moneda extranjera")

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Reconocimiento de ingresos

Los ingresos se reconocen en el período en el que se transfieren los riesgos y beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos productos en cumplimiento de sus pedidos. Las ventas netas corresponden a los productos vendidos a precio de lista, neto de las devoluciones y de los descuentos otorgados.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y promoción, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de publicidad y promoción, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

q) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 750,000,000 al 30 de junio de 2007 y 2006.

r) Concentración de riesgos

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

Las ventas de refresco y agua purificada que la Compañía realiza, corresponden a productos de marcas propiedad de The Coca-Cola Company. La Compañía tiene celebrado un contrato de franquicia con esta empresa, el cual vence en julio de 2014 y se considera que al término de su vigencia sea nuevamente renovado. De acuerdo con dicho contrato, los concentrados que se utilizan para la preparación de los diferentes productos deben ser suministrados exclusivamente por dicha empresa.

s) Utilidad integral

La utilidad integral representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con las normas de información financiera aplicables, se llevaron directamente a la inversión de los accionistas.

t) Información financiera por segmentos

Grupo Continental, S.A.B. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

u) Normas de Información Financiera y nuevos pronunciamientos

El Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF), es un organismo independiente que se constituyó en 2002, cuyos objetivos principales son desarrollar las Normas de Información Financiera Mexicanas (NIF), los procesos de investigación, auscultación, emisión y difusión de las mismas, así como lograr su convergencia con las Normas Internacionales de Información Financiera (NIIF).

A partir del 1° de junio de 2004, el CINIF sustituyó a la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.

A partir del 1° de enero 2006, se encuentran vigentes las NIF correspondientes a la serie A, relativas al marco conceptual y se integra de la NIF A-1 a la NIF A-8. También está en vigor la NIF B-1 Cambios contables y correcciones de errores. Asimismo, los Principios de Contabilidad Generalmente Aceptados existentes al 31 de diciembre de 2005 y que no fueron sustituidos por las NIF mencionadas, fueron incorporados a la nueva normatividad.

A partir del 1° de enero de 2007, entraron en vigor nuevos pronunciamientos normativos emitidos por el CINIF, los cuales deberán ser observados para la presentación de información financiera que sea comparativa, a través de la reestructuración correspondiente, en los términos descritos en la NIF A-7 Presentación y revelación y en la NIF B-1 Cambios contables y correcciones de errores. Una síntesis de las nuevas disposiciones normativas se describe a continuación:

NIF B-3 Estado de resultados

Establece las disposiciones normativas correspondientes a la presentación y clasificación de los ingresos, costos y gastos como ordinarios y no ordinarios, eliminándose las partidas especiales y extraordinarias.

NIF B-13 Hechos posteriores a la fecha de los estados financieros

Especifica que los efectos de las reestructuraciones de activos y pasivos, así como las condonaciones de deudas por acreedores que se lleven a cabo entre la fecha de los estados financieros y la emisión de éstos, no deberán ser reconocidos en los mismos.

NIF C-13 Partes relacionadas

Esta norma de información financiera amplía el concepto de partes relacionadas para incluir como éstas a los negocios conjuntos, a los familiares cercanos del personal gerencial o directivos relevantes y a los fondos derivados de planes de remuneraciones por obligaciones laborales. Así también establece la obligación de revelar los nombres y las condiciones de las operaciones celebradas con partes relacionadas.

NIF D-6 Capitalización del resultado integral de financiamiento

A partir del 1° de enero de 2007, se obliga a la capitalización del resultado integral de financiamiento (RIF) en aquellos activos que requieren de un período de adquisición prolongado (sustancial) para dejar el activo listo para su uso intencional; así mismo, la NIF D-6 establece normas generales para el tratamiento de financiamientos en moneda nacional y extranjera así como una metodología para la determinación del RIF capitalizable en financiamientos genéricos y en directos. Esta capitalización corresponderá a los activos adquiridos a partir de la fecha de inicio de vigencia de esta NIF.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	30 de junio de 2007
Edificios	$ 2,385,773
Equipo de fábrica	3,026,282
Equipo anticontaminante	123,960
Equipo de transporte	1,794,831
Mobiliario y otros equipos	1,352,709
	8,683,555
Depreciación acumulada	(4,815,948)
	3,867,607
Terrenos	910,394
Obras y equipo en proceso y anticipos	48,576
	$ 4,826,577

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

Inmuebles (edificios)	2.1%
Maquinaria (equipo de fábrica)	5.6%
Equipo anticontaminante	4.6%
Equipo de transporte	6.9%
Mobiliario y otros equipos	12.8%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 son:

Plan de pensiones	$ 228,038
Prima de antigüedad	63,934
Indemnización Legal	63,117
	$ 355,089

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2006 la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

PARTICIPACION MINORITARIA

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, que se incluye en el renglón S-43 de los estados financieros.

Al 30 de junio de 2007 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 30 de junio del 2007.

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

ISR diferido (D-4)	$ 689,491
ISR diferido fiscal	70,271
PTU diferido (D-4)	46,091
	$ 805,853

NOTA 9. PARTIDAS NO ORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

N/A

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Jul-06	166,498	166,498	121.721	117.380	172,656
Ago-06	265,071	98,573	121.721	117.979	101,700
Sep-06	379,053	113,982	121.721	119.170	116,422
Oct-06	486,391	107,338	121.721	119.691	109,158
Nov-06	658,731	172,340	121.721	120.319	174,348
Dic-06	783,131	124,400	121.721	121.015	125,126
Ene-07	861,262	78,131	121.721	121.640	78,183
Feb-07	931,678	70,416	121.721	121.980	70,266
Mar-07	1,074,984	143,306	121.721	122.244	142,693
Abr-07	1,215,284	140,300	121.721	122.171	139,783
May-07	1,385,232	169,948	121.721	121.575	170,152
Jun-07	1,548,315	163,083	121.721	121.721	163,083
		1,548,315			1,563,570

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 2 AÑO 2007

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	13,787,026	99.99
EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99
EMBOTELLADORA ZACATECAS, S.A. DE C.V.	EMBOTELLADORA	13,849,998	99.99
EMBOTELLADORA LA FAVORITA, S.A DE C.V.	EMBOTELLADORA	44,473,809	99.99
EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.99
EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99
EMBOTELLADORA SAN LUIS , S.A. DE C.V.	EMBOTELLADORA	50,559,117	99.99
EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	19,049,998	99.99
INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99
FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99
CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99
FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	39,999,999	99.99
FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99
FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99
FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99
GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99
SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	82,789,997	99.99
SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00
ALIANZAS Y SINERGIAS, S.A. DE C.V.	EMPRESA DE SERVICIOS	3,599,998	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 2 AÑO 2007

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	68,359	13.67	8,597	70,387
ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	24.41	6,524	91,300
PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	814,334
TOTAL DE INVERSIONES EN ASOCIADAS				80,196	976,021
OTRAS INVERSIONES PERMANENTES					48,437
TOTAL				80,196	1,024,458

OBSERVACIONES

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	CON INSTITUCION EXTRANJERA (1)	FECHA DE FIRMA/CONTRATO	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL — INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA — INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS																
COMERCIO EXTERIOR																
CON GARANTIA																
BANCA COMERCIAL																
OTROS																
TOTAL BANCARIOS					0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE 2 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	CON INSTITUCION EXTRANJERA [1]	FECHA DE FIRMA/CONTRATO	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL — INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA — INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES																
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)																
QUIROGRAFARIOS																
CON GARANTIA																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
CON GARANTIA																
TOTAL BURSATILES Y COLOCACIONES PRIVADAS					0	0	0	0	0	0	0	0	0	0	0	0

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE 2 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	CON INSTITUCION EXTRANJERA [1]	FECHA CONCERTACION	FECHA DE VENCIMIENTO		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
					INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES																
DIVERSOS	NA	31/12/2007			0	477,227	0	0	0	0						
DIVERSOS	SI	31/12/2007									0	961	0	0	0	0
TOTAL PROVEEDORES					0	477,227	0	0	0	0	0	961	0	0	0	0
OTROS CREDITOS CON COSTO A CORTO Y LARGO PLAZO (S103 Y S30)																
	NA				0	0	0	0	0	0						
	NO										0	0	0	0	0	0
TOTAL OTROS CREDITOS CON COSTO A CORTO Y LARGO PLAZO					0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES SIN COSTO (S26)																
DIVERSOS	NA				0	300,036	0	0	0	0						
DIVERSOS	NO										0	21,404	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES SIN COSTO					0	300,036	0	0	0	0	0	21,404	0	0	0	0
TOTAL GENERAL					0	777,263	0	0	0	0	0	22,365	0	0	0	0

OBSERVACIONES

EN EL RENGLÓN DE PROVEEDORES EN MONEDA EXTRANJERA, EL IMPORTE DE $961 SE INTEGRA POR $276 QUE CORRESPONDEN A EMPRESAS EN EL EXTRANJERO Y $685 A EMPRESAS EN MÉXICO.

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL | TRIMESTRE: 2 | AÑO: 2007

GRUPO CONTINENTAL, S.A.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	42,993	464,003	0	0	464,003
PASIVO	2,072	22,365	0	0	22,365
CORTO PLAZO	2,072	22,365	0	0	22,365
LARGO PLAZO	0	0	0	0	0
SALDO NETO	40,921	441,638	0	0	441,638

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $10.7926 US DOLLAR PUBLICADO POR EL BANCO DE MÉXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN POR EL ÚLTIMO DÍA HÁBIL DEL MES QUE SE REPORTA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,125,375	880,838	(1,244,537)	0.52	(6,428)
FEBRERO	2,180,208	858,550	(1,321,658)	0.28	(3,694)
MARZO	2,295,628	909,009	(1,386,619)	0.22	(3,001)
ABRIL	1,661,453	1,129,024	(532,429)	(0.06)	318
MAYO	1,809,103	1,093,261	(715,842)	(0.49)	3,492
JUNIO	1,840,533	1,037,844	(802,689)	0.12	(964)
ACTUALIZACIÓN				0.00	17
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					(10,260)

DATOS INFORMATIVOS:	
REPOMO CAPITALIZADO	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

INSTRUMENTOS DE DEUDA

CONSOLIDADO

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

=== NO APLICA ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

=== NO APLICA ===

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
REGION OCCIDENTE	EMBOTELLADORA	45,875	77.27
REGION CENTRO	EMBOTELLADORA	34,625	76.54
REGION NORTE	EMBOTELLADORA	29,108	57.34
TOTAL GRUPO	EMBOTELLADORA	109,608	71.75
CONCENTRADOS INDUSTRIALES, S.A. DE	FABRICA DE CONCENTRADOS	527	94.21

OBSERVACIONES

1)

- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 438 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 2 AÑO 2007

GRUPO CONTINENTAL, S.A.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	31.92
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	18.55
ENVASE NO RETORNABLE	VITRO, S.A. E INNOPACK			SI	24.75
CORCHOLATAS Y TAPAS	TAPON CORONA E INNOPACK			SI	3.60

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 2 AÑO 2007

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD)	194,428	5,772,653	0.0	COCA-COLA,	DETALLISTAS EN GENERAL
	0	0	0.0	COCA-COLA LIGHT,	
	0	0	0.0	COCA-COLA ZERO,	
	0	0	0.0	FANTA, SPRITE,	
	0	0	0.0	FRESCA, LIFT,	
	0	0	0.0	DELAWARE, SPRITE	
	0	0	0.0	CERO, SENZAO,	
	0	0	0.0	POWERADE,	
	0	0	0.0	NESTEA, CIEL, CIEL	
	0	0	0.0	MINERALIZADA,	
	0	0	0.0	CIEL AQUARIUS,	
	0	0	0.0	CIEL NATURAE Y	
	0	0	0.0	MINUTE MAID	
DIVERSOS	0	46,910	0.0	DIVERSAS	DIVERSOS
EXTRANJERAS					
SERVICIOS DE ANALISIS QUIMICOS	0	113	0.0	COINSA	DIVERSOS
TOTAL		5,819,676			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 2 AÑO 2007

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
SERVICIOS DE ANALISIS QUIMICOS	0	113	COSTA RICA	COINSA	DIVERSOS
SUBSIDIARIAS EN EL EXTRANJERO					

TOTAL	113	

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE LA PRODUCCIÓN Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFÓN DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACIÓN EN EL MERCADO NO ES DETERMINABLE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL
GRUPO CONTINENTAL, S.A.

TRIMESTRE 2 AÑO 2007

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.0200	0	750,000,000	0	0	750,000,000	15,000	0
TOTAL			750,000,000	0	0	750,000,000	15,000	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 750,000,000

OBSERVACIONES

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL | TRIMESTRE: 2 | AÑO: 2007

GRUPO CONTINENTAL, S.A.

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

CONSOLIDADO

Impresión Final

== NO APLICA ==

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2007

GRUPO CONTINENTAL, S.A.

TRANSACCIONES EN MONEDA EXTRANJERA Y
CONVERSION DE ESTADOS FINANCIEROS DE
OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

CONSOLIDADO

Impresión Final

== NO APLICA ==

s66:

IMPUESTOS DIFERIDOS

EN ESTE RENGLON SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 689,491
ISR DIFERIDO FISCAL	70,271
PTU DIFERIDO (D-4)	46,091
	$ 805,853

s91:

PASIVOS LABORALES

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACIÓN DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 228,038
PRIMA DE ANTIGÜEDAD	63,934
INDEMNIZACIÓN LEGAL	63,117
	$ 355,089

END